SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             Schedule 13D/A
                             (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
         AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 1)

                           Electric City Corp.
                            (Name of Issuer)

                Common Stock, $0.0001 par value per share
                        (Title of Class of Securities)

                                284868106
                             (CUSIP Number)


                            John L. Harrison
                        EP Power Finance, L.L.C.
                          1001 Louisiana Street
                          Houston, Texas 77002
                             (713) 420-2600
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                            October 17, 2002
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 284868106                                      Schedule 13D/A
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(1)  Names of Reporting Persons

     EP Power Finance, L.L.C.
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                            (a) |_|
                                                            (b) |X|
          See Items 5 and 6
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(3)       SEC Use Only

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(4)  Source of Funds (See Instructions)

          WC (See Item 3)
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                     |_|
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(6)  Citizenship or Place of Organization

          Delaware

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Number of                               7.   Sole Voting Power
Shares                                       6,403,621
Beneficially                            -------------------------------
Owned by                                8.   Shared Voting Power
Each                                    -------------------------------
Reporting                               9.   Sole Dispositive Power
Person With                                  6,403,621
                                        -------------------------------
                                       10.  Shared Dispositive Power

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     6,403,621
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) |X|

     See (2) above and Items 5 and 6
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(13) Percent of Class Represented by Amount in Row (11)
     17.07% (1)
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(14) Type of Reporting Person (See Instructions)
     OO
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1    Based on 31,196,378 shares issued and outstanding as of October 31,
     2002 as disclosed in the Issuer's quarterly report on Form 10-QSB for the quarter ended September 30, 2002.

This Amendment No. 1 is being filed by EP Power Finance, L.L.C. to amend the Schedule 13D, including the statement attached thereto, originally filed with the Securities and Exchange Commission on September 14, 2001 (the "Statement"). Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged. Capitalized terms used and not defined herein shall have the meanings attached to such terms in the Statement.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.

     (a) EP Power and the Additional Investors entered into the Securities Purchase Agreement to acquire certain classes of the Company's securities. Under the terms of the Securities Purchase Agreement, EP Power purchased 400,000 shares of Convertible Preferred Stock, warrants to purchase 100,000 shares of Convertible Preferred Stock, 80,217 shares of Common Stock and warrants to purchase 750,000 shares of Common Stock.

     On October 17, 2001, the Company, pursuant to its Directors' Stock Option Plan, granted to each of its directors options to purchase shares of Common Stock. In accordance with the policies of El Paso, the Company granted to EP Power options to purchase 75,000 shares of Common Stock that it would otherwise have granted to the EP Power board designee. Options to purchase 25,000 shares of Common Stock vested on October 17, 2001. Options to purchase another 25,000 shares of Common Stock vested on January 1, 2002, and the remaining options to purchase 25,000 shares of Common Stock will vest on January 1, 2003.

     On October 17, 2002, the Company, pursuant to its Directors' Stock Option Plan, granted to each of its directors options to purchase shares of Common Stock. In accordance with the policies of El Paso, the Company granted to EP Power options to purchase 25,000 shares of Common Stock that it would otherwise have granted to the EP Power board designee. Options to purchase 8,334 shares of Common Stock vested on October 17, 2002. Options to purchase another 8,333 shares of Common Stock will vest on October 17, 2003, and the remaining options to purchase 8,333 shares of Common Stock will vest on October 17, 2004.

     In addition, the Company pays quarterly dividends on its Convertible Preferred Stock to EP Power. Such dividends are paid in shares of Convertible Preferred Stock. EP Power has received the following dividends on the dates indicated: 6,778 shares of Convertible Preferred Stock on September 30, 2001; 10,169 shares of Convertible Preferred Stock on December 31, 2001; 10,424 shares of Convertible Preferred Stock on March 31, 2002; 10,685 shares of Convertible Preferred Stock on June 30, 2002; and 10,951 shares of Convertible Preferred Stock on September 30, 2002.

          Based on the initial conversion ratio for the Convertible Preferred Stock (described below), EP Power is the beneficial owner of 6,403,621 shares of Common Stock. Of this total number of shares, EP Power has a right to acquire 6,323,404 shares of Common Stock from the exercise of the warrants to purchase Common Stock and Convertible Preferred Stock, options to purchase Common Stock, and the conversion of the Convertible Preferred Stock. Based on the 31,196,378 shares of Common Stock issued and outstanding as of October 31, 2002, as disclosed in the Company's quarterly report on Form 10-QSB for the quarter ended September 30, 2002, EP Power may be deemed to beneficially own approximately 17.07% of the outstanding Common Stock. EP Power disclaims beneficial ownership of shares of Common Stock beneficially owned by the Additional Investors and Newcourt Capital Securities, Inc. ("Newcourt").

          Except as otherwise described herein, none of the controlling members or members of the board of directors or executive officers of EP Power and the controlling members named in Item 2 are the beneficial owners of any shares of Common Stock purchased or to be purchased by EP Power.

     (b) EP Power has the sole power to vote and direct the vote or to dispose or direct the disposition of 6,403,621 shares of Common Stock on an as converted basis. EP Power disclaims beneficial ownership of shares of Common Stock beneficially owned by the Additional Investors and Newcourt.

     No controlling member or member of the board of directors or executive officer of EP Power or a controlling member named in Item 2 has the sole power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock purchased or to be purchased by EP Power.

     (c)  See Item 6 below.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or to be purchased by EP Power.


                                Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 13, 2002            EP POWER FINANCE, L.L.C.

                                   By:  /s/ John L. Harrison
                                      ---------------------------
                                        John L. Harrison,
                                        Senior Vice President and
                                        Chief Financial Officer